Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
Rally Software Development International Corp.	Delaware
Rally Software Development Australia Pty Limited	Australia
Rally Software Development Netherlands B.V.	Netherlands
Rally Software Development Canada B.C. Ltd.	Canada
Rally Software Development Singapore Pte. Ltd.	Singapore
Flowdock OY	Finland